UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2020

Golar LNG Limited
(Translation of registrant’s name into English)
2nd Floor, S.E. Pearman Building,
9 Par-la-Ville Road,
Hamilton, HM 11 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

INTERIM RESULTS FOR THE PERIOD ENDED JUNE 30, 2020

Solid performance from all business divisions

Iain Ross, CEO, Golar LNG, said:

"Golar is pleased to report Q2 operating revenues of $102.2 million and adjusted EBITDA1 of $67.2 million. This was driven by another solid performance in FLNG, with 100% commercial uptime on Hilli Episeyo, and a shipping business that continues to benefit from higher utilization, delivering a Q2 TCE1 of $45,100/day; which is above guidance and represents an 85% increase on the $24,400 achieved in Q2 2019. Both Golar Power and Golar LNG Partners also performed well.

By virtue of its integrated business model, Golar has, to a large extent, insulated itself against LNG price volatility. High LNG prices support the company's upstream FLNG offering, while low LNG prices create strong growth opportunities for Golar Power's downstream business. The latter is clearly evidenced by a surge in business and investor inquiries currently being fielded by Golar Power.

The weak LNG prices recorded throughout Q2, often below $2.00/mmbtu, are incentivizing energy customers to convert diesel, fuel oil and coal based energy generation to LNG. Despite the challenges of COVID, access to cleaner and cheaper energy remains a priority for a vast number of people. The cost and environmental advantages of gas as a transition fuel, mean that, despite a sharp deceleration this year, LNG demand has been more resilient than other more carbon intensive energy sources. The appetite for LNG noted by Golar Power in Brazil is not unique. The company is being asked for similar rapid start-up solutions around the world which we anticipate will result in material and sustainable growth in LNG demand. For the time being, these same low LNG prices have however created challenges for financing new liquefaction capacity. The increase in demand and the reduced growth in liquefaction capacity are therefore expected to result in a more balanced LNG market in the next 3 - 4 years.

Golar is focused on sustainability through the delivery of innovative, flexible, reliable, cost effective and implementable solutions to the world’s energy problems. It is therefore uniquely placed to benefit from the accelerated post pandemic shift to a cleaner energy mix."

Financial Summary

(in thousands of $)	Q2 2020	Q2 2019	% Change	YTD 2020	YTD 2019	% Change

Total operating revenues	102,242	96,745	6%	224,801	211,032	7%
Net loss attributable to Golar LNG Ltd	(155,634)	(112,682)	38%	(259,881)	(154,423)	68%
Adjusted EBITDA[1]	67,150	39,663	69%	143,358	102,560	40%
Operating income	28,358	(23,435)	(221)%	49,516	5,429	812%
Dividend per share	—	—	—%	—	0.150	(100)%
Adjusted net debt[1]	2,605,848	2,258,824	15%	2,605,848	2,258,824	15%

Q2 2020 Highlights

Financial:

•Cash of $265.2 million as at June 30, 2020.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•Golar Bear refinanced, releasing $37.7 million of liquidity, ahead of schedule. A further $10 million of liquidity will be released in Q4.
•Good progress made on a revolving credit facility with a syndicate of banks to replace the November maturing $150 million term loan and September maturing $30 million margin loan. Expected closing is Q3 2020, in line with schedule.
•Term-sheets agreed for the refinancing of the Golar Frost and Golar Seal, completion remains subject to market conditions.

Golar Power:

•First full quarter of operations of Sergipe power plant and FSRU Nanook generated revenue less operating costs of $51.0 million, of which $19.0 million is attributable to Golar LNG.
•Partnered with Galileo Technologies to supply initial small-scale customers in Brazil with up to 45 tons per day of locally produced Bio-LNG, allowing supply and demand requirements to be matched.
•Signed a Memorandum of Understanding (“MoU”) with Norsk Hydro to provide LNG and regasification capacity for their Alunorte alumina refinery at Barcarena, Para.
•Delivered first batch of ISO containers to Suape.

FLNG:

•FLNG Hilli Episeyo: Vessel off-loaded 42nd cargo, with 100% commercial uptime maintained. In excess of 2.5 million tons of LNG exported over the 9 quarters since start-up.
•Previously disclosed FLNG Gimi force majeure claim from BP Mauritania Investments Ltd (“BP”) in relation to a delay in the order of 12-months to the target connection date remained in place. A force majeure delay claim from the conversion shipyard has also been received. Discussions are progressing well to agree a revised plan to delivery.

Shipping:

•Q2 2020 Average Daily Time Charter Equivalent (“TCE”)1 earnings of $45,100 for the fleet, above guidance and substantially higher than the $24,400 achieved in Q2 2019.
•Golar Tundra entered dry-dock.
•Utilization at 93% in line with Q1, up on 66% achieved in Q2 2019.
•Revenue backlog1 from shipping as at June 30, 2020 stands at $105 million.

Outlook

Golar Power:

We intend to convert the announced Memorandum of Understanding with Norsk Hydro into an agreement for LNG and regasification capacity in Barcarena and take a Final Investment Decision ("FID") on the terminal within 4 – 6 months. Six months later we expect to take FID on the associated 605MW power station. Following the Norsk Hydro announcement, Golar Power has been approached by a number of other mining companies seeking a similar solution. These opportunities will be pursued. Based on the deal announced with Galileo we will also seek to expand the use of Bio-LNG to meet small scale customer requirements.

Arrangements for locating a Floating Storage Unit ("FSU") at Suape remain on track to be finalized later this year. Before the end of 2020 we also expect to formalize our partnership agreement with BR Distribuidora S.A. and progress our LNG distribution facilities into BR Distribuidora’s Brazilian fuel
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

stations to optimize the roll-out of infrastructure and allow consumers to convert from diesel, heavy fuel oil and coal to cleaner, cheaper LNG.

Replicating the success of the Brazil gas to power business internationally remains a focus for the remainder of 2020 and into 2021.

FLNG:

Although most parts of the FLNG Gimi supply chain have quickly recovered from delays as a result of lockdowns, progress in the yard was impacted during Q2 by the “Circuit Breaker” in Singapore. While the situation is now stabilizing as construction manning ramps up, recovering the lost yard time within the original schedule is no longer possible. The contemplated delay to Golar's ability to deliver the vessel is anticipated to be less than that currently claimed by BP, and constructive discussions with BP to agree these two schedules are continuing.

We continue to engage positively with charterers Perenco and SNH on increasing utilization of Hilli Episeyo.

Golar will also continue to develop and market its Mark III new build FLNG. The Company is increasingly comfortable that this solution can be delivered at a cost per ton of LNG that is comparable with Hilli Episeyo and significantly cheaper than most greenfield land-based LNG facilities.

LNG Shipping:

We expect the Q3 2020 TCE1 to be around $35,000 per day, with utilization of around 78% based on fixtures to date, a later than anticipated completion of the Golar Tundra dry-dock, and the prevailing spot market conditions. This compares favorably to utilization of 65% achieved for Q3 2019. As we move into the winter market we will continue to seek to place those vessels coming off contract into new long-term charters, adopting a portfolio of structures that focus on utilization. Based on the current gas price contango and the Baltic Exchange LNG shipping forward curve below, the potential upside for rates is substantially higher than current headline levels. No further dry-docks are planned this year.

Source: The Baltic Exchange Ltd

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Corporate:

The strategic review has concluded and the Board has approved a range of specific options to re-organize the company into separate, attractive and investible businesses to enhance financial flexibility and transparency by ensuring each business line is financed on a standalone basis. We intend to implement a selection of these options in the near future subject to further Board approval.

Financial Review

Business Performance:

	2020
	Apr-Jun			Jan-Mar
(in thousands of $)	Vessel and other operations	FLNG	Total	Vessel and other operations	FLNG	Total
Total operating revenues	47,718	54,524	102,242	68,035	54,524	122,559
Vessel operating expenses	(11,336)	(12,907)	(24,243)	(16,565)	(13,668)	(30,233)
Voyage, charterhire & commission expenses (including expenses from collaborative arrangement)	(1,539)	—	(1,539)	(4,827)	—	(4,827)
Administrative expenses	(8,348)	(246)	(8,594)	(9,869)	(272)	(10,141)
Project development expenses	(982)	(266)	(1,248)	(2,557)	(1,132)	(3,689)
Realized gain on oil derivative instrument(2)	—	—	—	—	2,539	2,539
Other operating gains	532	—	532	—	—	—
Adjusted EBITDA(1)	26,045	41,105	67,150	34,217	41,991	76,208

Reconciliation to operating income
Unrealized loss on oil derivative instrument(2)	—	(11,810)	(11,810)	—	(27,810)	(27,810)
Depreciation and amortization	(14,997)	(11,985)	(26,982)	(15,255)	(11,985)	(27,240)
Operating income	11,048	17,310	28,358	18,962	2,196	21,158

(2) The line item "Realized and unrealized gain on oil derivative instrument" relating to income from the FLNG Hilli Episeyo Liquefaction Tolling Agreement is split into, "Realized gain on oil derivative instrument" and "Unrealized loss on oil derivative instrument". The unrealized component represents a mark-to-market loss of $11.8 million (March 31, 2020: $27.8 million loss) on the oil embedded derivative, which represents the estimate of expected receipts under the remainder of the Brent oil linked clause of the Hilli Episeyo Liquefaction Tolling Agreement. The realized component amounts to $nil (March 31, 2020: $2.5 million) and represents the income in relation to the Hilli Episeyo Liquefaction Tolling Agreement receivable in cash.

Golar reports today Q2 operating income of $28.4 million compared to operating income of $21.2 million in Q1.

Total operating revenues decreased 17% from $122.6 million in Q1 to $102.2 million in Q2, partially offset by a decrease in voyage, charter hire and commission expenses, from $4.8 million in Q1 to $1.5 million in Q2. Despite steady utilization, operating revenues declined due to seasonally lower spot rates further depressed by historically low LNG prices. This reduced the daily rate achieved in respect of Golar's spot and index linked charters. Costs of positioning the Golar Viking to the ship yard in Q1 were not incurred in Q2. This accounts for $1.5 million of the $3.3 million decrease in Q2 voyage, charter hire and commission expenses.

Revenues from vessel and other operations, including management fee income, were $47.7 million, and, net of voyage, charterhire and commission expenses, decreased by $17.0 million to $46.2 million in Q2. Further decreases in LNG prices, as a result of COVID lockdowns, made it uneconomic for many off-takers to lift their US volumes during the quarter. Reduced production of LNG by Malaysia and Egypt, together with maintenance of liquefaction plants elsewhere, removed additional volume from the market. Re-lets of vessels that would otherwise have lifted this LNG increased short-term vessel availability and compounded the negative impact of historically low LNG prices which caused significant reductions in shipping rates to support LNG trades. The quarter began with quoted TFDE1 carrier headline spot rates at around $44k/day and ended with rates at around $30k/day, with limited
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

positioning fees. Golar’s strategy of increased charter coverage continued to soften the impact of seasonal trade patterns. As a result, full fleet TCE1 earnings decreased from $61,900 in Q1 2020 to $45,100 in Q2 2020, but increased relative to the $24,400 achieved in Q2 2019.

Operating revenues from FLNG Hilli Episeyo remained stable at $54.5 million, including base tolling fees and amortization of pre-acceptance amounts recognized.

Although vessel operating expenses at $24.2 million were substantially lower than those of Q1 at $30.2 million, they are expected to increase during the second half of 2020. Repairs and maintenance, procurement of spares, main engine overhauls and associated logistics costs fell during Q2, all due to COVID related movement restrictions, collectively contributing to around half of the $6.0 million reduction. Work delayed by these restrictions will be carried out when they are lifted. A $2.5 million insurance recovery in respect of a 2018 claim for Golar Viking also contributed to a reduction in Q2 vessel insurance expense.

Administrative expenses reduced by 15% from $10.1 million in Q1 to $8.6 million in Q2. This was driven by ongoing cost reduction measures, including reducing payroll and travel costs. Project development expenses at $1.2 million for the quarter were $2.5 million lower than Q1.

The Brent Oil-linked component of Hilli Episeyo's fees generates additional annual cash flows of approximately $3 million for every dollar increase in Brent Crude prices between $60.00 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. Oil prices below $60 throughout the look-back period meant that no income was realized in relation to the oil derivative instrument during Q2, compared to a realized gain of $2.5 million in Q1.

The mark-to-market fair value of the related derivative asset decreased by $11.8 million during the quarter, with a corresponding unrealized loss of the same amount recognized in the income statement. The fair value decrease was driven by a further downward movement in the expected future market price for Brent Oil, despite the spot price for Brent Oil increasing from $22.74 per barrel on March 31, 2020, to $41.15 on June 30, 2020.

Depreciation and amortization, at $27.0 million was in line with the prior quarter.

Net Income Summary:

	2020
(in thousands of $)	Apr-Jun	Jan-Mar
Operating income	28,358	21,158
Interest income	243	1,160
Interest expense	(17,003)	(21,041)
Gains(losses) on derivative instruments	4,864	(54,721)
Other financial items, net	(337)	326
Income taxes	(185)	(197)
Equity in net losses of affiliates	(139,365)	(37,936)
Net income attributable to non-controlling interests	(32,209)	(12,996)
Net loss attributable to Golar LNG Limited	(155,634)	(104,247)

In Q2, the group generated a $155.6 million net loss, compared to a Q1 net loss of $104.2 million. Key items contributing to this are:
•A reduction in Variable Interest Entities ("VIEs") interest expense due to lower loan balances and interest rates driving a $4.8 million decrease in interest expense.
•The more stable interest rate environment in Q2 caused a small $4.9 million gain on derivative instruments to be recorded during the quarter, compared to a Q1 loss of $54.7 million.
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

•The $139.4 million loss in Q2 for equity in net losses of affiliates primarily comprises the following:
◦A $133.8 million net loss in respect of Golar's 32% share in Golar Partners. Of this, $135.9 million is due to an impairment of our investment in the Partnership. US GAAP requires an assessment as to whether a unit price decrease is "other than temporary" and to write down the value of the investment if that assessment is unable to demonstrate that the unit price reduction is temporary; and
◦A $5.4 million loss in respect of Golar's 50% stake in Golar Power. Golar’s share of Q2 revenue less operating costs for the Sergipe Power Plant and FSRU Nanook, amounted to $19.0 million, based on a BRL/USD FX rate of 5.47. After accounting for financing costs, development expenses in respect of Golar Power’s portfolio of other projects and administration costs, Golar Power generated a net loss during the quarter.

Net losses attributable to non-controlling interests relate to the Hilli Episeyo and the finance lease VIEs.

Financing and Liquidity:

Our cash position as at June 30, 2020 was $265.2 million. This was made up of $128.7 million of unrestricted cash and $136.5 million of restricted cash. Restricted cash includes $40.0 million relating to lessor-owned VIEs and $75.9 million relating to the Hilli Episeyo Letter of Credit, of which $15.2 million has been classified as short-term and is expected to be released to free cash in Q2 2021 when the next Hilli Episeyo production milestone is forecast to be met. This continues management's strategy of releasing as much restricted cash as possible.

At the corporate level, good progress has been made with a syndicate of banks on a revolving credit facility. Secured by our 50% stake in Golar Power, this will replace the November maturing $150 million facility, and the $30 million margin loan secured by our interest in Golar Partners.

At the vessel level, Golar successfully refinanced the Golar Bear during the quarter. The new Golar Bear financing is a $120 million sale and leaseback facility with a balloon repayment of $45 million payable in year 7. Including the release of $5.7 million of restricted cash, the first tranche of this facility freed $37.8 million of liquidity to Golar during Q2, net of the first instalment and fees. A further $10.0 million will be received from the draw-down of a second tranche, expected during Q4. Terms have also been agreed for the refinancing of Golar Frost and Golar Seal. In respect of the Golar Frost, the refinancing is expected to release further liquidity in Q3. The new facility in respect of the Golar Seal is to replace the current financing that matures in January 2021. The new facility in respect of this vessel is expected to be liquidity neutral. Refinancing of the FSRU Golar Tundra facility by June 2021 is expected to be routine given that the outstanding debt on this vessel currently represents an LTV of less than 50%.

At the FLNG level, construction progress during Q2 was curtailed by the yard closure required as a result of Singapore's "circuit breaker". Payments to most contractors are driven by milestones achieved and were therefore limited. Inclusive of $7.5 million of capitalized interest, $19.3 million was invested in FLNG Gimi during the quarter, taking the total invested as at June 30 to $553.0 million. Of this, $225.0 million had been drawn against the $700 million debt facility. Both the investment and debt drawn to date are shown on a 100% basis. The yard is gradually re-opening now however progress during 2H 2020 will also be limited with milestones and payments expected to be impacted accordingly.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Included within the $1,200.6 million current portion of long-term debt and short-term debt as at June 30 is $1,003.2 million relating to lessor-owned VIE subsidiaries that Golar is required to consolidate in connection with ten sale and leaseback financed vessels, including the Golar Bear and Hilli Episeyo.

Corporate and Other Matters:

As at June 30, 2020, there were 97.8 million shares outstanding. There were also 2.3 million outstanding stock options with an average price of $28.83 and 1.0 million unvested restricted stock units awarded.

Golar’s Annual General Meeting is scheduled for September 24, 2020 in Bermuda. The record date for voting was July 29, 2020.

Commercial Review

Golar Power (50/50 Golar/Stonepeak Infrastructure Partners non-consolidated downstream JV):

Operational assets

Golar’s 50% share of Q2 Sergipe Power Plant revenues and FSRU Nanook charter hire, less operating costs, amounted to $19.0 million. The Sergipe Power Plant and the FSRU Golar Nanook, which will be formally inaugurated on August 17 in the presence of national government authorities, support three further downstream business lines:

1) Power sales
2) Pipeline gas sales to large industrial and commercial customers
3) Small-scale LNG distribution using smaller vessels and LNG isotainers

1) Power sales: As Latin America's most efficient thermal power plant, the Sergipe Power Plant is the lowest-cost producer in Brazil's thermal merit order. Whenever it is economic to dispatch thermal power, it is likely to do so. Power can be produced and sold in two ways:
•Contracted power is produced when the facility is called upon to dispatch under the PPA. This power is sold on a cost pass-through basis and makes up the revenue from capacity payments described above.
•Merchant power can also be sold when the power station has not been called upon to dispatch, when the prevailing market price is above the plant’s marginal cost and when the system operator allows the plant to dispatch electricity into the grid. This electricity is marketed through CELSE, 50% owned by Golar Power. Based on pre-pandemic seasonal demand patterns and at current LNG prices, it would have been profitable to sell merchant power through much of Q2. Having been hit hard by COVID, power demand in Brazil is weak, and, as a result, hydro power has been sufficient to meet the country’s needs.

The operational status of the Sergipe Power plant for the first half of 2020 is summarized in the table below:

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

	Q1 2020	Q2 2020
Total contracted capacity (MW)	1,551.0	1,551.0
Total power plant utilization factor	12%	15%
Gross power generated on a contracted basis (MWh)	384,581	512,376
Total net variable revenues (BRL millions)	51.6	30.8
Total net fixed and variable revenues (BRL millions)	486.0	427.0
Average price received (BRL/MWh)	134.1	60.2

Using North East Brazil historical PLD spot electricity price and commodity price data for the last 3 pre-COVID years, and assuming that the 26 power off-takers would have chosen to dispatch power whenever it was economic for them to do so based on their contracted cost of LNG, the Sergipe Power Plant, had it been operational, would have generated an estimated profit of BRL 1.5 billion, with Golar LNG's share amounting to BRL 375 million. The ability for the Sergipe Power Plant to generate this additional profit in future will depend on two factors. Firstly, that the 26 power off-takers will not always be in a position to correctly forecast electricity prices 60 days ahead and so do not call the power station to dispatch even when, with the benefit of hindsight, it would have been economic for them to do so. Secondly, CELSE must have sufficient LNG on board the FSRU Nanook to regassify and use to generate power every time the opportunity presents itself. As a result, future merchant power generation profits will be below this number and historical prices and patterns cannot be relied upon to predict the future.

2) Pipeline gas sales to large industrial and commercial customers: CELSE has commenced permitting work for the construction of a 30 kilometer pipeline that will connect the Golar Nanook to the regional natural gas main pipeline network and other downstream customers. Permitting has been held back in recent months due to COVID-related closures of government offices. A team of downstream gas marketers have been engaged and have initiated work to build a downstream gas sales channel to large industrial and commercial customers on a cost plus margin contracted basis.

3) Small-scale LNG distribution using smaller vessels and LNG isotainers: the small-scale LNG distribution business is currently implementing this strategy through three routes:
•The Golar Nanook, together with other FSRU and FSU terminals being developed, can be used as a transshipment location for LNG for onward downstream distribution. Small-scale vessels can carry offloaded LNG along coasts/up rivers and connect to onshore truck loading facilities where LNG can be transferred to ISO containers. These would then be distributed to industrial, commercial and residential off-takers which are underserved by traditional pipeline networks.
•Golar Power has entered into an agreement with Galileo Technologies for the provision of mini LNG liquefaction solutions. This agreement includes the introduction of the renewable fuel source, Biomethane Liquefied Natural Gas (Bio-LNG). The initial order involves the provision of two LNG production clusters. The first cluster will involve two LNG production units capable of producing 30 tons of LNG per day from a mature gas field in the Brazilian state of Bahia. The second cluster will be installed in the state of Sao Paulo, where it will capture and liquefy biomethane from landfills. This cluster will have an initial production capacity of up to 15 tons of Bio-LNG per day. LNG from these clusters will be loaded into ISO containers and delivered by road to end users. Operations are expected to start before the end of the year.
•Golar Power and BR Distribuidora S.A. are also on track to formalize their announced partnership by the end of the year. This partnership seeks to use BR Distribuidora S.A.'s 7,600 fuel stations and 95 supply bases to facilitate the inland rollout of LNG supply to Brazil's transportation and industrial sectors.

As at June 30, Golar Power had 185 LOIs signed/under discussion, 9 contracts under negotiation and 5 executed contracts as shown below:
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Customer development status	Q1 2020	Q2 2020
LOIs signed/under discussion	190	185
Contracts under negotiation	8	9
Contracts executed	3	5

The 50% Golar Power owned 1.5GW Sergipe Power Plant has now completed all performance testing with key contractors, allowing for settlement of outstanding costs and draw-down of final debt installments. Based on a BRL/USD FX rate of 5.47, total debt for the Sergipe Power Plant as at June 30, 2020 is USD 984.5 million, of which $246.1 million is attributable to Golar LNG. Gas for the power project is delivered from the 100% Golar Power owned FSRU Golar Nanook which has also been earning throughout the quarter. Outstanding contractual debt in relation to this vessel, which is denominated in US dollars, amounted to $214.8 million as at June 30.

Growth projects

Progress continues to be made on other growth projects being pursued. In order of expected FID, these are:

1) Barcarena Terminal and Power Plant: This Project represents the first LNG terminal in the North of Brazil. The initial aim is to supply gas to both Norsk Hydro’s Alunorte Aluminum plant from mid-2022 and an associated 605 MW thermal power plant (previously contracted under a 25 year PPA) from 2025. Concluding final agreements with Norsk Hydro will therefore be an important step toward FID for the terminal which is expected within the next 4 - 6 months. Assuming a FID within this timeframe, Golar Power expects to bring a FSRU into operation during H1 2022. Thereafter, Golar Power plans to roll out a comprehensive LNG distribution network across Pará and the region. The recent MoU with Norsk Hydro is also a major step towards delivering what could become one of the world’s largest greenhouse gas reduction initiatives. A FID on the power plant component of the project is expected in mid-2021.

2) Suape LNG Terminal: Golar Power has signed a Protocol of Intentions with the government of the State of Pernambuco to develop an LNG import terminal in the Port of Suape, Northeast Brazil. Initially, a FSU will be used to supply LNG. This will connect to onshore truck loading amenities to facilitate loading of LNG ISO containers. These would then be distributed to industrial, commercial and residential off-takers in regions that are underserved or not served by traditional pipeline networks. Golar Power recently delivered its first batch of ISO containers to the region. The FSU will also act as a transshipment location to break bulk LNG for downstream distribution. Subject to a FID, which is expected before the end of 2020, operations are expected to commence in mid-2021.

3) Santa Catarina Terminal: Key regulatory and environmental licenses have been secured to develop the Santa Catarina FSRU terminal on the southern coast of Brazil. Golar Power owns 100% of Terminal Gas Sul Ltda., the project company responsible for development of the terminal.

4) Global Terminal Projects: Golar Power is now actively seeking to replicate its Brazilian execution model elsewhere and is in the evaluation or development stage on more than fifteen other terminals worldwide.

The reinvestment of cash generated by the Sergipe Power Plant and the Barcarena terminal when operational as well as other financing are expected to allow Golar Power to fund these projects without recourse to shareholders, Golar and Stonepeak.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

FLNG:

FLNG Hilli Episeyo continues to maintain 100% commercial uptime and has now exported more than 2.5 million tons of LNG since start-up. It recently offloaded its 42nd cargo and continues to reliably deliver quarterly LNG tolling revenues, less operating costs, of around $40 million; 50% of which is for GLNG's account. In future, a significant reduction in associated gas as a result of lower US oil production, together with the higher cost of non-associated US gas production, is expected to result in a higher Henry Hub gas price. This is expected to place enough upward pressure on global LNG prices to discourage further investment in onshore US LNG export projects but simultaneously create new opportunities for competitive gas elsewhere, including West Africa. A shift toward LNG buyers favoring short-term contracts and smaller volumes also threatens project developers who rely on long-term contracts for substantial volumes to secure financing. Hilli Episeyo is a fully financed, moveable facility with 1.2mtpa of spare capacity. Ongoing discussions with the vessel’s current charterer and potential new charterers suggest that the vessel will remain under long-term charter beyond 2026 and that utilization will increase.

The attractiveness of FLNG over land based facilities is becoming better understood by gas asset owners, resulting in an increased interest in FLNG over the last quarter.

LNG Shipping:

The quarter commenced with LNG prices at around $2.26/mmbtu and quoted TFDE headline spot rates of around $44k/day. During April, the Japan Korea Marker ("JKM") continued to fall, below $2.00/mmbtu by month-end. Henry Hub futures for June exceeded TTF prices ("Title Transfer Facility") for the first time in a decade, and on May 5 exceeded JKM for the first time ever leading to negative economics in shipping US LNG to both Europe and Asia. In response, around 130 US cargoes scheduled for loading over the summer months are believed to have been canceled. LNG export reductions that occurred elsewhere, including from Malaysia and Egypt, and other scheduled maintenance of liquefaction plants also removed LNG from the market that otherwise would have required shipping. Global liquefaction capacity utilization fell from around 90% in April to around 75% at the end of June. Prompt available tonnage throughout the quarter typically hovered between 10-15 mainly steam turbine vessels (out of a global LNG fleet of 555). Quoted spot TFDE shipping rates from early May through to the end of the quarter rarely exceeded $31,000 per day.

With the completion of Freeport and Cameron T3, and Elba Island T9 ready for service, the roll-out of the first wave of US liquefaction is concluding. Originally poised for global production additions of around 30mtpa, COVID-related market turmoil and resultant shut-ins will likely see 2020 growth limited to between 5 and 10mtpa. The un-utilized 20-25mtpa of production capacity is expected to ramp up from 2021. Between now and 2023, around 30mtpa of new nameplate capacity is due to become operational. From 2024, a new wave of projects with a combined nameplate capacity of around 100mtpa are then scheduled to start-up in phases, completing in 2027. The low levels of new production scheduled to come online in the next three years together with deferral of most FID decisions due to have been reached this year for additional projects has resulted in a significant reduction in 2020 vessel new build orders.

There is now an emerging optimism among market players who expect a stronger rate environment heading into the autumn and seasonally stronger winter. Key Asian markets are showing signs of recovering demand. This is beginning to erode the LNG supply overhang, resulting in fewer US cargo cancellations for September, and should support stronger prices over the coming months. This is shown by JKM recovering to its current level of $3.60/mmbtu with March 2021 JKM paper trading at around $5/mmbtu. The current gas price contango also supports this sentiment. A step up in inquiries for multi-month charters typically commencing in September/October and ending in February/March has been noted, although there is currently a wide bid-ask spread between owner and charterer. Spot rate
1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

sentiment has changed from “flat” to “increasing”, indicating that the market may have passed its low point. Based on fixtures to date, Golar currently expects Q3 fleet utilization of 78% and a TCE1 of around $35,000 per day. Both have been negatively impacted by dry-dock of the Golar Tundra which is currently expected to spend an unscheduled 10 additional weeks in the yard as a result of the "circuit breaker" in Singapore.

Analysts forecast further substantial increases in LNG prices over the 2020 - 23 period, albeit from a historically low base. Rising prices are expected to facilitate a re-emergence of regional price differentials, inter-basin trading and rising ton miles, all of which will support improving levels of vessel utilization without compromising LNG’s price competitiveness relative to other less environmentally friendly energy sources.

Golar Partners (a non-consolidated affiliate of Golar LNG):
Golar Partners' Q2 adjusted EBITDA1 improved relative to Q1. This was the result of a full quarter's contribution from the FSRU Golar Igloo, which commenced its 2020 regasification season on February 24, but was partially mitigated by reduced hire in respect of the Golar Maria which earned a lower daily rate during the quarter. Operating costs for the fleet were also lower due to reduced costs for the FSRU Igloo and lower levels of scheduled maintenance as a result of COVID-related service engineer movement restrictions. A much smaller movement in swap rates during the quarter also reduced the $46.8 million Q1 mark-to-market loss on the Partnerships' interest rate swaps to a loss of $4.5 million in Q2. As a result, the Partnership reported Q2 net income of $14.3 million compared to a Q1 net loss of $33.1 million. The distribution coverage ratio1 improved accordingly, from 17.79 in Q1 to 20.09 in Q2.

On April 1, 2020, the Partnership approved a 95% reduction in the quarterly common distribution to $0.0202. Golar Partners will, as a consequence, retain approximately $109 million annually, allowing the Partnership to focus its capital allocation on debt reduction, including amortization of its two Norwegian bonds, thus strengthening its balance sheet while providing enhanced financial flexibility to consider capital allocation priorities over time.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

1. Refer to section "Non-GAAP measures" for definition and reconciliation to the most comparable US GAAP measure.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net (loss)/income attributable to Golar LNG Limited	+/- Net financial expense
+ Other non-operating expenses
+/- Income taxes
+/- Equity in net (losses)/ income of affiliates
+/- Net income attributable to non-controlling interests
+/- Unrealized loss/(gain) on oil derivative instrument
+ Depreciation and amortization
		+ Impairment of long-term assets	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives and removing the impact of depreciation, financing and tax items.
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.
Liquidity measures
Adjusted net debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP measures + VIE Restricted cash + VIE consolidation adjustment + Deferred finance charges + TRS Restricted Cash	In consolidating the lessor VIEs, we also consolidate their cash position. We reflect the lessor VIEs’ cash as “restricted cash” on our Consolidated Balance Sheet as we have no control or ability to access this cash. In calculating our adjusted net debt based on our contractual obligation, we remove the lessor VIEs’ restricted cash.

We have elected an accounting policy to show margin cash posted against our derivative positions separately to the associated MTM liability.

Management believe that these adjustments enable investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.
Contractual debt	Total debt (current and non-current), net of deferred finance charges	+ VIE Consolidation Adjustment + Deferred Finance Charges	We consolidate a number of lessor VIEs for our sale and leaseback facilities. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIEs’ debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIEs.

The measure enables investors and users of our financial statements to assess our liquidity and the split of our debt (current and non-current) based on our underlying contractual obligations. Furthermore, it aids comparability with competitors.

Reconciliations - Performance Measures (Adjusted EBITDA)

	2020	2020	2019	2019
(in thousands of $)	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Net loss attributable to Golar LNG Limited	(155,634)	(259,881)	(112,682)	(154,423)
Net financial expense	12,233	86,509	37,804	71,048
Income taxes	185	382	176	381
Equity in net losses of affiliates	139,365	177,301	26,970	39,869
Net income attributable to non-controlling interests	32,209	45,205	24,297	48,554
Operating income	28,358	49,516	(23,435)	5,429
Adjusted for:
Unrealized loss/(gain) on oil derivative instrument	11,810	39,620	27,630	(750)
Depreciation and amortization	26,982	54,222	28,121	56,284
Impairment of long-term assets	—	—	7,347	41,597
Adjusted EBITDA	67,150	143,358	39,663	102,560

Reconciliations - Performance Measures (Average Daily TCE Rate)

	2020	2020	2019
(in thousands of $)	Apr-Jun	Jan-Mar	Apr-Jun
Total operating revenues	102,242	122,559	96,745
Less: Liquefaction services revenue	(54,524)	(54,524)	(54,524)
Less: Vessel and other management fees	(5,131)	(5,050)	(5,141)
Time and voyage charter revenues	42,587	62,985	37,080
Less: Voyage and commission expenses	(1,539)	(4,827)	(14,327)
	41,048	58,158	22,753
Calendar days less scheduled off-hire days	910	940	933
Average daily TCE rate (to the closest $100)	45,100	61,900	24,400

Reconciliations - Liquidity Measures (Adjusted Net Debt)

(in thousands of $)	June 30, 2020	June 30, 2019	March 31, 2020
Net debt as calculated by GAAP
Total debt (current and non-current) net of deferred finance charges	2,544,865	2,467,508	2,557,316
Less
Cash and cash equivalents	(128,661)	(139,834)	(130,976)
Restricted cash and short-term deposits - current and non-current portion	(136,535)	(405,586)	(172,380)
Net debt as calculated by GAAP	2,279,669	1,922,088	2,253,960
VIE consolidation adjustment	255,129	111,977	206,584
VIE restricted cash	39,987	114,976	68,260
Deferred finance charges	31,063	13,020	32,034
TRS restricted cash (1)	—	96,763	—
Total Adjusted Net Debt	2,605,848	2,258,824	2,560,838
Less: Golar Partners' share of the Hilli contractual debt	(405,750)	(438,750)	(414,000)
Less: Keppel's share of the Gimi debt	(67,500)	—	(67,500)
GLNG's share of Adjusted Net Debt	2,132,598	1,820,074	2,079,338
(1) Restricted cash relating to the share repurchase forward swap refers to the collateral required by the bank with whom we entered into a total return equity swap.

Reconciliations - Liquidity Measures (Contractual Net Debt)

(in thousands of $)	June 30, 2020	June 30, 2019	March 31, 2020
Total debt (current and non-current) net of deferred finance charges	2,544,865	2,467,508	2,557,316
VIE consolidation adjustments	255,129	111,977	206,584
Deferred finance charges	31,063	13,020	32,034
Total Contractual Debt	2,831,057	2,592,505	2,795,934
Less: Golar Partners' share of the Hilli contractual debt	(405,750)	(438,750)	(414,000)
Less: Keppel's share of the Gimi debt	(67,500)	—	(67,500)
GLNG's share of Contractual Debt	2,357,807	2,153,755	2,314,434
Please see Appendix A for a capital repayment profile for Golar’s contractual debt.

Non-US GAAP Measures Used in Forecasting

Distribution coverage ratio: As defined in Golar LNG Partners LP most recent quarterly earnings release (Form 6-K), section "Appendix A - Non-GAAP Financial Measures and Definitions".

Revenue Backlog: Revenue Backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

Definitions
TFDE: Tri-fuel Diesel Electric FSRU: Floating Storage Regasification Unit

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” "will," “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement ("LOA") entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from current or potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•the length and severity of outbreaks of pandemics, including the ongoing worldwide outbreak of the novel coronavirus ("COVID-19") and its impact on demand for liquefied natural gas ("LNG") and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations including impact to our vessel operating costs and our business in general;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•Golar Power Limited's ("Golar Power") ability to operate the Sergipe power station project and related FSRU contract and to execute its downstream LNG distribution and merchant power sales plans;
•changes in our relationship with Golar LNG Partners LP ("Golar Partners"), Golar Power or Avenir LNG Limited ("Avenir") and the sustainability of any distributions they pay to us;
•failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, floating storage and regasification units ("FSRUs"), or floating liquefaction natural gas vessel ("FLNG"), or small-scale LNG market trends, including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•continuing volatility of commodity prices;
•a decline or continuing weakness in the global financial markets;
•fluctuations in currencies and interest rates;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo and FLNG Gimi on a timely basis or at all and our ability to contract the full utilization of the Hilli Episeyo or other vessels and the benefits that may to accrue to us as the result of any such modifications;
•changes in our ability to retrofit vessels as FSRUs or FLNGs and in our ability to obtain financing for such conversions on acceptable terms or at all;

•changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the supply of or demand for LNG or LNG carried by sea;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•our ability to integrate and realize the benefits of acquisitions;
•changes in our ability to sell vessels to Golar Partners or Golar Power;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

August 13, 2020
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Iain Ross - CEO
Callum Mitchell-Thomson - CFO
Stuart Buchanan - Head of Investor Relations

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

	2020	2020	2020	2019
	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited

Time and voyage charter revenues	42,587	62,985	105,572	68,031
Time charter revenues - collaborative arrangement	—	—	—	23,359
Liquefaction services revenue	54,524	54,524	109,048	109,048
Vessel and other management fees	5,131	5,050	10,181	10,594
Total operating revenues	102,242	122,559	224,801	211,032

Vessel operating expenses	(24,243)	(30,233)	(54,476)	(62,066)
Voyage, charterhire and commission expenses	(1,539)	(4,827)	(6,366)	(11,994)
Voyage, charterhire and commission expenses - collaborative arrangement	—	—	—	(18,933)
Administrative expenses	(8,594)	(10,141)	(18,735)	(27,705)
Project development expenses	(1,248)	(3,689)	(4,937)	(1,467)
Depreciation and amortization	(26,982)	(27,240)	(54,222)	(56,284)
Impairment of long-term assets	—	—	—	(41,597)
Total operating expenses	(62,606)	(76,130)	(138,736)	(220,046)

Other operating income/(loss)
Realized and unrealized (loss)/gain on oil derivative instrument	(11,810)	(25,271)	(37,081)	8,145
Other operating gains	532	—	532	6,298
Operating income	28,358	21,158	49,516	5,429

Financial income/(expense)
Interest income	243	1,160	1,403	6,437
Interest expense	(17,003)	(21,041)	(38,044)	(53,728)
Gains/(losses) on derivative instruments	4,864	(54,721)	(49,857)	(20,418)
Other financial items, net	(337)	326	(11)	(3,339)
Net financial expense	(12,233)	(74,276)	(86,509)	(71,048)

Income/(loss) before income taxes, equity in net income/(losses) of affiliates and non-controlling interests	16,125	(53,118)	(36,993)	(65,619)
Income taxes	(185)	(197)	(382)	(381)
Equity in net losses of affiliates	(139,365)	(37,936)	(177,301)	(39,869)

Net loss	(123,425)	(91,251)	(214,676)	(105,869)
Net income attributable to non-controlling interests	(32,209)	(12,996)	(45,205)	(48,554)

Net loss attributable to Golar LNG Limited	(155,634)	(104,247)	(259,881)	(154,423)

Golar LNG Limited

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	2020	2020	2020	2019
	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited

Net loss	(123,425)	(91,251)	(214,676)	(105,869)

Other comprehensive (loss)/income:
Gain associated with pensions, net of tax	52	52	104	—
Share of affiliates comprehensive (loss)/income	(3,031)	(18,067)	(21,098)	651
Other comprehensive (loss)/income	(2,979)	(18,015)	(20,994)	651
Comprehensive loss	(126,404)	(109,266)	(235,670)	(105,218)

Comprehensive (loss)/income attributable to:

Stockholders of Golar LNG Limited	(158,613)	(122,262)	(280,875)	(153,772)
Non-controlling interests	32,209	12,996	45,205	48,554
Comprehensive loss	(126,404)	(109,266)	(235,670)	(105,218)

Golar LNG Limited

CONDENSED CONSOLIDATED BALANCE SHEETS

	2020	2019
	Jun-30	Dec-31
(in thousands of $)	Unaudited	Audited

ASSETS
Current assets
Cash and cash equivalents	128,661	222,123
Restricted cash and short-term deposits (1)	75,106	111,545
Other current assets	32,531	35,978
Amounts due from related parties	5,548	1,743
Total current assets	241,846	371,389
Non-current assets
Restricted cash	61,429	76,744
Investments in affiliates	312,601	508,805
Asset under development	693,004	434,248
Vessels and equipment, net	3,032,797	3,160,549
Other non-current assets	27,562	80,409
Total assets	4,369,239	4,632,144

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt and short-term debt (1)	(1,200,584)	(1,241,108)
Amounts due to related parties	(7,117)	(11,790)
Other current liabilities	(199,251)	(191,051)
Total current liabilities	(1,406,952)	(1,443,949)
Non-current liabilities
Long-term debt (1)	(1,344,281)	(1,294,719)
Other long-term liabilities	(133,017)	(142,650)
Total liabilities	(2,884,250)	(2,881,318)

Equity
Stockholders' equity	(1,203,507)	(1,498,261)
Non-controlling interests	(281,482)	(252,565)

Total liabilities and stockholders' equity	(4,369,239)	(4,632,144)

(1) Included within restricted cash and short-term deposits and debt balances are amounts relating to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under US GAAP into our financial statements as variable interest entities. Refer to Appendix A.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2020	2020	2020	2019
	Apr-Jun	Jan-Mar	Jan-Jun	Jan-Jun
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited
OPERATING ACTIVITIES
Net loss	(123,425)	(91,251)	(214,676)	(105,869)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	26,982	27,240	54,222	56,284
Impairment of non-current assets	—	—	—	7,347
Impairment of long-lived assets	—	—	—	34,250
Amortization of deferred charges and debt guarantees	1,271	1,902	3,173	2,712
Equity in net losses of affiliates	139,365	37,936	177,301	39,869
Dividends received	460	—	460	—
Dry-docking expenditure	(2,539)	(5,004)	(7,543)	(7,001)
Compensation cost related to employee stock awards	1,589	1,182	2,771	5,008
Net foreign exchange losses	581	(279)	302	573
Change in fair value of derivative instruments	(6,135)	54,710	48,575	25,152
Change in fair value of oil derivative instrument	11,810	27,810	39,620	(750)
Change in assets and liabilities:			—
Trade accounts receivable	(203)	7,110	6,907	31,198
Inventories	(2,168)	(275)	(2,443)	(1,189)
Other current and non-current assets	(8,650)	(477)	(9,127)	(11,790)
Amounts due to related companies	(6,110)	(532)	(6,642)	(5,778)
Trade accounts payable	(231)	3,049	2,818	164
Accrued expenses	8,297	(2,288)	6,009	(57,268)
Other current and non-current liabilities	(1,169)	(54,680)	(55,849)	(2,640)
Net cash provided by operating activities	39,725	6,153	45,878	10,272
INVESTING ACTIVITIES
Additions to vessels and equipment	(2,826)	(703)	(3,529)	(12,178)
Additions to asset under development	(47,158)	(108,078)	(155,236)	(105,339)
Additions to investments in affiliates	(7,762)	(2,690)	(10,452)	(8,292)
Dividends received	—	9,204	9,204	18,408
Short-term loan advanced to related parties	(15,000)	(25,000)	(40,000)	—
Proceeds from repayment of short-term loan advanced to related parties	20,000	20,000	40,000	—
Proceeds from disposals to Golar Partners	—	—	—	9,652
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	—	72,236
Proceeds from disposal of fixed assets	—	—	—	3,160
Net cash used in investing activities	(52,746)	(107,267)	(160,013)	(22,353)
FINANCING ACTIVITIES
Proceeds from short-term and long-term debt	138,156	373,219	511,375	14,824
Repayments of short-term and long-term debt	(155,409)	(356,383)	(511,792)	(123,495)
Cash dividends paid	(5,030)	(4,732)	(9,762)	(38,089)
Financing costs paid	(2,856)	(1,396)	(4,252)	—
Purchase of treasury shares	—	(16,650)	(16,650)	—
Net cash used in financing activities	(25,139)	(5,942)	(31,081)	(146,760)
Net decrease in cash, cash equivalents and restricted cash	(38,160)	(107,056)	(145,216)	(158,841)
Cash, cash equivalents and restricted cash at beginning of period	303,356	410,412	410,412	704,261
Cash, cash equivalents and restricted cash at end of period	265,196	303,356	265,196	545,420

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss)/income	—	—	—	—	—	(154,423)	(154,423)	48,554	(105,869)
Dividends	—	—	—	—	—	(29,288)	(29,288)	(8,016)	(37,304)
Employee stock compensation	—	—	5,097	—	—	—	5,097	—	5,097
Forfeiture of employee stock compensation	—	—	(88)	—	—	—	(88)	—	(88)
Proceeds from subscription if equity interest in Gimi MS Corporation	—	—	9,989	—	—	—	9,989	62,247	72,236
Other comprehensive loss	—	—	—	—	651	—	651	—	651

Balance at June 30, 2019	101,303	(20,483)	1,872,194	200,000	(27,861)	(548,090)	1,577,063	183,451	1,760,514

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(259,881)	(259,881)	45,205	(214,676)
Dividends	—	—	—	—	—	—	—	(16,288)	(16,288)
Employee stock compensation	73	—	2,831	—	—	—	2,904	—	2,904
Forfeiture of employee stock compensation	—	—	(133)	—	—	—	(133)	—	(133)
Other comprehensive loss	—	—	—	—	(20,994)	—	(20,994)	—	(20,994)
Repurchase and cancellation of treasury shares	(3,500)	39,098	—	—	—	(52,248)	(16,650)	—	(16,650)

Balance at June 30, 2020	97,876	—	1,878,765	200,000	(55,860)	(917,274)	1,203,507	281,482	1,484,989
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.

Golar LNG Limited

APPENDIX A

The table below represents our actual contractual debt, including the capital lease obligations between us and the lessor VIEs which are eliminated on consolidation as at quarter end:

(in thousands of $)	Total contractual debt as at June 30, 2020	GLNG's share of contractual debt as at June 30, 2020		Total scheduled capital repayments over the next 12 months	GLNG's share of scheduled capital repayments over the next 12 months

Non-VIE debt
2017 convertible bonds	375,727		375,727	—		—
Term loan facility	150,000		150,000	(150,000)		(150,000)
Margin loan	30,000		30,000	(30,000)		(30,000)
Golar Arctic	40,119		40,119	(7,294)		(7,294)
Golar Frost	71,120		71,120	(10,942)		(10,942)
Gimi	225,000	70%	157,500	—	70%	—

Capital lease obligations between Golar and the lessor VIE (1)
Golar Glacier	150,204		150,204	(7,233)		(7,233)
Golar Kelvin	152,541		152,541	(7,094)		(7,094)
Golar Ice	153,108		153,108	(7,056)		(7,056)
Golar Snow	152,541		152,541	(7,094)		(7,094)
Golar Crystal	94,982		94,982	(5,794)		(5,794)
Golar Tundra	120,584		120,584	(120,584)		(120,584)
Golar Seal	110,100		110,100	(110,100)		(110,100)
Hilli Episeyo	811,500	50%	405,750	(66,000)	50%	(33,000)
Golar Viking	87,502		87,502	(87,502)		(87,502)
Golar Bear	106,029		106,029	(10,086)		(10,086)

Total Contractual Debt	2,831,057		2,357,807	(626,779)		(593,779)

(1) Under US GAAP, we consolidate the lessor VIE's. Accordingly, the capital lease obligations between Golar and the lessor VIEs are eliminated. See the table below.

The table below represents our anticipated contractual capital repayments for the next five years, including the capital lease obligations between us and the lessor VIEs which will be eliminated on consolidation:

(in thousands of $)	2020	2021	2022	2023	2024

Non-VIE debt
2017 convertible bonds	—	—	(402,500)	—	—
Term loan facility	(150,000)	—	—	—	—
Margin loan	(30,000)	—	—	—	—
Golar Arctic	(3,647)	(7,294)	(7,294)	(7,294)	(14,590)
Golar Frost	(71,120)	—	—	—	—
Gimi	—	—	—	—	(43,750)

Capital lease obligations between Golar and the lessor VIE
Golar Glacier	(3,530)	(7,424)	(8,032)	(8,030)	(123,188)
Golar Kelvin	(3,524)	(7,313)	(7,761)	(8,392)	(7,319)
Golar Ice	(3,486)	(7,272)	(7,717)	(8,346)	(7,269)
Golar Snow	(3,524)	(7,313)	(7,761)	(8,392)	(7,319)
Golar Crystal	(2,881)	(5,920)	(6,219)	(6,520)	(6,837)
Golar Tundra (1)	(6,493)	(114,091)	—	—	—
Golar Seal (1)	(3,600)	(106,500)	—	—	—
Hilli Episeyo	(33,000)	(66,000)	(66,000)	(66,000)	(66,000)
Golar Viking	(87,502)	—	—	—	—
Golar Bear	(4,643)	(10,886)	(10,886)	(10,886)	(10,886)

Total Contractual Capital Repayments	(406,950)	(340,013)	(524,170)	(123,860)	(287,158)

(1) The Tundra and Seal facility's put option requires us to find a replacement charter for the Golar Tundra and the Golar Seal by June 2021 and January 2021, respectively or we could be required to refinance the vessels.

Included within the restricted cash and short-term deposits and debt balances are amounts relating to lessor VIE entities that we are required to consolidate under US GAAP into our financial statements as variable interest entities. The following table represents the impact of consolidating these lessor VIEs into our balance sheet, with respect to these line items:

(in thousands of $)	June 30, 2020	December 31, 2019

Restricted cash and short-term deposits	39,987	34,947

Current portion of long-term debt and short-term debt	1,003,233	963,005
Long-term debt	678,224	617,124
Total debt, net of deferred finance charges	1,681,457	1,580,129

The consolidated results and net assets of the consolidated lessor VIE entities are based on management's best estimates.

As discussed above, we are required to consolidate amounts relating to lessor VIE entities into our financial statements. As such, the table above represents the lessor VIE entities' balances and not the actual costs and balances to us.